                                  EXHIBIT 20.1


           QUICKTURN DESIGN SYSTEMS REPORTS FIRST QUARTER 1997 RESULTS


     MOUNTAIN VIEW, Calif., April 9, 1997. Quickturn Design Systems, Inc. (Nasdaq:QKTN) today announced that for the quarter ended March 31, 1997, revenue was $21.4 million versus $23.9 million in the first quarter of 1996.

     The reported net loss was $2,118,000 or $0.13 per share, compared to net income and earnings per share in the first quarter of 1996 of $2,744,000 or $0.16 per share. This net loss includes a one-time expense of $1.2 million or $0.05 per share net of tax from the February 1997 pooling-of-interests merger with SpeedSim, Inc.

     Keith R. Lobo, president and CEO said, "The decrease in revenue for the first quarter of 1997 was clearly a departure from the company's steady performance of the last eight quarters. Recently we have seen customer decisions on design verification purchases get pushed out. We believe this action is a combination of our customers reacting to structural changes within their respective segments of the electronics industry and to near-term uncertainty generated by new competition."

     "While we continue to express short-term caution about the potential timing of a return to historic order rates, we remain firmly committed to our fundamental goal of being the leading supplier of high performance design verification technologies to the semiconductor and electronics industries," said Lobo.

     "Two important initiatives launched during the fiscal first quarter evidence our focus on our fundamental goal. Quickturn announced a strategic technology and marketing partnership with Cadence Design Systems to create a combined methodology for the co-verification of complex IC and electronic system designs. The cooperative effort will develop integration between the companies' product lines, delivering a seamless design verification flow to common customers. Quickturn also unveiled its Affinity Partnership Program, a new initiative formalizing the company's strategic relationships with third-party design and verification technology suppliers. Quickturn's purpose in establishing Affinity is to collaborate with other vendors to provide robust, "best-in-class" solutions for the verification of complex chips and electronic systems," said Lobo.

     Continued Lobo, "On the new product front, we made our first production shipments during the first quarter of the CoBALT technology developed in cooperation with IBM. In addition, our newly acquired SpeedSim' product continues to lead the industry in the technology of cycle-based simulation."

     "CoBALT and SpeedSim both reinforce Quickturn's technology and market lead at a time when our customers demand state-of-the-art solutions for the toughest design verification problems," concluded Lobo.

     This press release contains forward-looking statements. Actual results could differ materially from those described in the forward-looking statements as a result of factors including, but not limited to, the following: (i) the company expects increased competition which could result in lost sales or price erosion; (ii) the company's patents and other proprietary rights may not ensure adequate protection against competition;
(iii) the company serves the electronics and semiconductor industries which are noted for rapidly changing needs, and there can be no assurance that Quickturn's product enhancements or new product introductions will keep pace with or meet those rapidly changing needs or that new products offered by others will not be superior to those offered by Quickturn; (iv) there can be no assurance that Quickturn can retain the services of key employees and key suppliers upon which the company is dependent to provide product advances, timely production and high levels of product quality and reliability; and (v) the decision of customers to purchase the company's products involves a lengthy sales cycle, which could result, among other things, in fluctuations of operating results and inventory obsolescence if expected orders are delayed or not received.

     Quickturn Design Systems, Inc. is the industry pioneer in cycle-based simulation and reprogrammable emulation products for design verification of complex ICs and electronic systems. The company's emulation products create a "virtual silicon"-TM- representation of an electronic design to permit concurrent verification of ASICs and full-custom ICs with system hardware and software. The company's high performance cycle-based simulation software is used to verify digital logic designs. Quickturn's customers are the leading electronics companies in the high-performance computing, multimedia, graphics and communications markets. Quickturn's verification solutions enable these companies to improve design quality, lower overall development cost and shorten time to market. Quickturn Design Systems is headquartered at 440 Clyde Avenue, Mountain View, CA 94043; Telephone: 415-967-3300. For more information, send e-mail to info@ quickturn.com or visit the Quickturn website at http://www.quickturn.com.

                                       ###

     Quickturn, SpeedSim, CoBALT and virtual silicon are trademarks of Quickturn Design Systems, Inc.

                         QUICKTURN DESIGN SYSTEMS, Inc.
                 Condensed Consolidated Statements of Operations
                  (amounts in thousands except per share data)


                                            THREE MONTHS ENDED
                                                 MARCH 31,
                                           ---------------------
                                            1997           1996*
                                            ----           -----
                                         (unaudited)    (unaudited)

Revenue                                    $21,402        $23,868
Cost of Revenue                              6,834          7,144
                                          --------        -------
  Gross Profit                              14,568         16,724

Operating expenses:
  Research and development                   5,787          4,267
  Sales and marketing                        8,534          7,187
  General and administrative                 2,508          1,563
  Merger related costs                       1,200              0
                                          --------        -------
     Total operating expenses               18,029         13,017

Operating income (loss)                     (3,461)         3,707

Other income, net                              392            312
                                          --------        -------
  Net income (loss) before provision
     for income taxes                       (3,069)         4,019

Provision for income taxes                    (951)         1,275
                                          --------        -------
  Net income (loss)                       $ (2,118)       $ 2,744
                                          --------        -------
                                          --------        -------

Net income (loss) per share               $  (0.13)       $  0.16
                                          --------        -------
                                          --------        -------
Shares used in per share calculations       16,562         17,445
                                          --------        -------
                                          --------        -------

* Q1 1996 restated to reflect pooling-of-interests merger with SpeedSim, Inc.

                         QUICKTURN DESIGN SYSTEMS, Inc.
                      Condensed Consolidated Balance Sheets
                             (amounts in thousands)

                                                     MARCH 31,   DECEMBER 31,
                                                       1997          1996*
                                                     ---------   ------------
ASSETS
 Current assets
   Cash and marketable securities                     $22,918       $36,404
   Accounts receivable, net                            21,668        21,768
   Inventories                                         14,163        10,141
   Prepaid expenses and other current assets            8,497         8,862
                                                     --------      --------
     Total current assets                              67,246        77,175

 Marketable securities                                 27,972        18,198
 Fixed assets, net                                     10,560        11,243
 Other assets                                           4,960         5,361
                                                     --------      --------
                                                     $110,738      $111,977
                                                     --------      --------
                                                     --------      --------

LIABILITIES
 Current liabilities
   Current portion of long-term debt                   $2,961        $3,502
   Accounts payable and accrued liabilities            15,467        15,480
   Deferred revenue                                    10,686         8,950
                                                     --------      --------
     Total current liabilities                         29,114        27,932


STOCKHOLDERS' EQUITY
 Stockholders' equity                                  81,624        84,045
                                                     --------      --------
                                                     $110,738      $111,977
                                                     --------      --------
                                                     --------      --------

*Restated to reflect pooling-of-interests merger with SpeedSim, Inc.